SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934

Arco Platform Limited
(Name of the Issuer)

Achieve Holdings
Achieve Merger Sub
Arco Platform Limited
OSC Investments Ltd.
Oto Brasil de Sá Cavalcante
Ari de Sá Cavalcante Neto
ASCN Investments Ltd.
GA IS Holding, L.P.
GAP (Bermuda) L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic L.P.
General Atlantic Arco (Bermuda) 2, L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic GenPar (Lux) SCSp
General Atlantic (Lux) S.à r.l.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic Partners (Lux), SCSp
General Atlantic (SPV) GP (Bermuda), LLC
Archery DF Holdings, LP
Cardinal DIG CC, LLC 11.8
Dragoneer CF GP, LLC
Dragoneer Global Fund II, L.P.
Dragoneer Global GP II, LLC
Dragoneer Global GP II CC, LLC
Dragoneer Global GP II Holdings, L.P
Marc Stad
(Name of Person(s) Filing Statement)
Class A common shares, par value of $0.00005 per share
(Title of Class of Securities)

G04553106
(CUSIP Number of Classes of Securities)
Achieve Holdings Achieve Merger Sub 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9008 Tel: +1 345 814 7600	Ari de Sá Cavalcante Neto Rua Augusta 2840, 9th floor, Suite 91 Consolação, São Paulo — SP, Brazil 01412-100 Tel: +55 (85) 3033-8264
General Atlantic L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
c/o General Atlantic Service Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: +1-212-715-4000

Arco Platform Limited
Rua Augusta 2840, 15th floor,
Suite 152, Consolação,
São Paulo — SP, Brazil 01412-100
Attention: Ari de Sá Cavalcante Neto, Roberto Otero and/or Mariana Pacini
Tel: +55 (85) 3033-8264
	ASCN Investments Ltd. Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands Tel: +55 (85) 3033-8264	General Atlantic (Lux) S.à r.l. General Atlantic GenPar (Lux) SCSp General Atlantic Partners (Lux), SCSp 412F, Route d’Esch, Luxembourg L-1471 Tel: +1-212-715-4000
Oto Brasil de Sá Cavalcante Rua Augusta 2840, 15th floor, Suite 151 Consolação, São Paulo — SP, Brazil 01412-100 Tel: +55 (85) 3033-8264
GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic (SPV) GP (Bermuda), LLC
General Atlantic Arco (Bermuda) 2, L.P.
GA IS Holding, L.P.
Clarendon House, 2 Church Street,
Hamilton, Bermuda HM 11
Tel: +1-441-295-1422

Archery DF Holdings, LP
Cardinal DIG CC, LLC
Dragoneer CF GP, LLC
Dragoneer Global Fund II, L.P.
Dragoneer Global GP II, LLC
Dragoneer Global GP II CC, LLC
Dragoneer Global GP II Holdings, L.P.
Marc Stad
c/o Dragoneer Investment Group, LLC
One Letterman Drive, Building D,
Suite M500
San Francisco, CA 94129
Attention: Michael Dimitruk
Tel: +1-415-539-3099

OSC Investments Ltd. Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands Tel: +55 (85) 3033-8264
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:
Paul Schnell Maxim Mayer-Cesiano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Tel: +1-212-735-2322 Tel: +1-212-735-2297	J. Mathias Von Bernuth Skadden, Arps, Slate, Meagher & Flom LLP Av. Brigadeiro Faria Lima, 3311 — 7th Floor São Paulo — SP, Brazil 04538-133 Tel: +55-11-3708-1840	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Tel: +1-212-373-3000
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: +1-212-450-4000		Thomas Holden Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 Tel: +1-415-315-2355
This statement is filed in connection with (check the appropriate box):
☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
☐ The filing of a registration statement under the Securities Act of 1933.
☐ A tender offer.
☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 15. Additional Information	2
Item 16. Exhibits	3

i

INTRODUCTION
This amendment No. 3 (the “Final Amendment”) to the transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (as amended, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following Persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Arco Platform Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A common shares, par value $0.00005 per share (each, a “Class A Share” and collectively, the “Class A Shares” and, together with the Class B common shares of the Company, par value $0.00005 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Achieve Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Achieve Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) OSC Investments Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and controlled by Oto Brasil de Sá Cavalcante; (e) Oto Brasil de Sá Cavalcante; (f) Ari de Sá Cavalcante Neto (together with Oto Brasil de Sá Cavalcante, the “Founders”); (g) ASCN Investments Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and controlled by Ari de Sá Cavalcante Neto; (h) GA IS Holding, L.P., a Bermuda exempted limited partnership (“GA IS”); (i) GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP Bermuda LP”); (j) GAP Coinvestments III, LLC, a Delaware limited liability corporation (“GAPCO III”); (k) GAP Coinvestments IV, LLC, a Delaware limited liability corporation (“GAPCO IV”); (l) GAP Coinvestments V, LLC, a Delaware limited liability corporation (“GAPCO V”); (m) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”), (n) General Atlantic L.P., a Delaware limited partnership (“GA LP”); (o) General Atlantic Arco (Bermuda) 2, L.P., a Bermuda exempted limited partnership (“GA Arco”); (p) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); (q) General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”); (r) General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux”); (s) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”); (t) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); (u) General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”); (v) General Atlantic (SPV) GP (Bermuda), LLC, a Bermuda limited liability corporation (“GA SPV Bermuda,” and, together with GA IS, GAP Bermuda LP, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA LP, GA Arco, GenPar Bermuda, GA GenPar Lux, GA Lux, GAP Bermuda IV, GAP Bermuda EU and GAP Lux, “General Atlantic”); (w) Archery DF Holdings, LP, a Delaware limited partnership (“Archery”); (x) Cardinal DIG CC, LLC, a Cayman Islands exempted limited partnership (“Cardinal”); (y) Dragoneer CF GP, LLC, a limited liability company established under the laws of the Cayman Islands (“CF GP”); (z) Dragoneer Global Fund II, L.P., a Cayman Islands exempted limited partnership (“DGF II”); (aa) Dragoneer Global GP II, LLC, a Delaware limited liability company (“GP II”); (bb) Dragoneer Global GP II CC, LLC, a Cayman Islands limited liability company (“GP II CC”); (cc) Dragoneer Global GP II Holdings, L.P., a Cayman Islands exempted limited partnership (“GP II Holdings”); and (dd) Marc Stad (together with Archery, Cardinal, CF GP, DGF II, GP II, GP II CC and GP II Holdings, “Dragoneer”). Filing Persons (d) through (dd) are collectively referred to herein as the “Consortium.”
This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of August 10, 2023 (the “Merger Agreement”) among the Company, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”).
This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.
Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

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SCHEDULE 13E-3 ITEMS
ITEM 15.   ADDITIONAL INFORMATION
Item 15(c) is hereby amended and supplemented as follows:
On December 4, 2023, an extraordinary general meeting of the shareholders of the Company was held at Rua Augusta 2840, 16th floor, Consolação, São Paulo — SP, Brazil 01412-100. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and authorized any member of the special committee of the board of directors of the Company and, with their authorization, the directors and officers of the Company, to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Later on that same date, the Company issued a press release announcing such approval of the shareholders, a copy of which is attached as Exhibit (a)(6) hereto.
On December 7, 2023, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands. The Plan of Merger was registered by the Registrar of Companies of the Cayman Islands as of December 7, 2023 and the Merger became effective on December 7, 2023. As a result of the Merger, the Company will cease to be a publicly traded company and will instead be a private company beneficially owned by the Consortium and certain other rollover shareholders. Later on that same date, the Company issued a press release announcing the consummation of the Merger, a copy of which is attached as Exhibit (a)(7) hereto.
At the Closing (a) each common share issued and outstanding immediately prior to the effective time of the Merger, as specified in the Merger Agreement (the “Effective Time”), including any holdback Shares issuable to former shareholders of INCO Limited under the Isaac EPA (as defined in the Merger Agreement), was cancelled in exchange for the right to receive $14.00 in cash per share without interest (the “Per Share Merger Consideration”), except for (i) Shares beneficially owned by Parent or Merger Sub (including any Shares owned by General Atlantic, Dragoneer, the Founders, any of their respective subsidiaries and certain other rollover shareholders, which were contributed to Parent in exchange for Parent equity immediately prior to the Effective Time) which were cancelled for no consideration; (ii) Shares owned by the Company as treasury shares or any subsidiary of the Company as of immediately prior to the Effective Time, which were cancelled for no consideration; (iii) Shares reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company equity awards, which were treated as contemplated by Section 2.04 of the Merger Agreement; and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands; and (b) each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one ordinary share, par value $0.00005 per share, of the Surviving Company.
Following the consummation of the Merger, the Surviving Company became a wholly owned subsidiary of Parent and the Company’s 8.00% convertible senior notes due 2028 (“2028 Convertible Notes”) became obligations of Parent. In addition, the Company became indirectly privately held by the Consortium and certain other rollover shareholders.
As a result of the Merger, the Class A Shares ceased to trade on the Nasdaq Global Select Market (“Nasdaq”) prior to market open on December 7, 2023. On December 7, 2023 Nasdaq filed an application on Form 25 with the SEC to withdraw registration of the Class A Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of Form 15 and will terminate once the deregistration becomes effective.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person.

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ITEM 16.   EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(1)†	Proxy Statement of the Company dated November 7, 2023.
(a)(2)†	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)(3)†	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)(4)†	Press Release issued by the Company, dated August 10, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 11, 2023.
(a)(5)	Annual Report on Form 20-F for the year ended December 31, 2022 of the Company, incorporated herein by reference to Form 20-F filed by the Company with the SEC on March 31, 2023.
(a)(6)	Press Release issued by the Company, dated December 4, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 4, 2023.
(a)(7)	Press Release issued by the Company, dated December 7, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 7, 2023.
(b)(1)	Equity Commitment Letter by and between Parent and General Atlantic (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by General Atlantic on August 14, 2023).
(b)(2)	Equity Commitment Letter by and between Parent and Dragoneer (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by Dragoneer on August 14, 2023)
(c)(1)†	Opinion of Evercore, dated August 10, 2023, incorporated herein by reference to Annex B to the Proxy Statement.
(c)(2)*†	Draft Discussion Materials prepared by Evercore for discussion with the special committee of the board of directors of the Company (the “Special Committee”), dated January 27, 2023.
(c)(3)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated February 22, 2023.
(c)(4)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated February 27, 2023.
(c)(5)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated February 28, 2023.
(c)(6)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated March 16, 2023.
(c)(7)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 4, 2023.
(c)(8)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 12, 2023.
(c)(9)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 21, 2023.
(c)(10)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 24, 2023.
(c)(11)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated May 16, 2023.

3

Exhibit No.	Description
(c)(12)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated May 18, 2023.
(c)(13)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated July 18, 2023.
(c)(14)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated July 22, 2023.
(c)(15)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated July 23, 2023.
(c)(16)†	Discussion Materials and Presentation to the Special Committee, dated August 10, 2023.
(d)(1)†	Agreement and Plan of Merger, dated August 10, 2023, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A-1 to the Proxy Statement.
(d)(2)**†	Support Agreement, dated August 10, 2023, by and among Parent, the Rollover Shareholders and the beneficial owners listed therein, incorporated herein by reference to Annex D to the Proxy Statement.
(d)(3)**†	Interim Investors Agreement, dated August 10, 2023, by and among Parent, Merger Sub and the Rollover Shareholders, incorporated herein by reference to Annex C to the Proxy Statement.
(d)(4)†	Plan of Merger to be executed, by and between the Company and Merger Sub, incorporated herein by reference to Annex A-2 to the Proxy Statement.
(f)(1)†	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)(2)†	Cayman Islands Companies Act (as amended) — Section 238, incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.
Exhibit 107†	Calculation of Filing Fees

†
Previously filed.

*
Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

**
Schedules and exhibits to the Support Agreement and the Interim Investors Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish copies of any such schedules or exhibits to the U.S. Securities and Exchange Commission upon request.

4

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: December 8, 2023
ACHIEVE HOLDINGS
By:
/s/ Rodrigo Catunda

Name:
Rodrigo Catunda

Title:
Director

ACHIEVE MERGER SUB
By:
/s/ Rodrigo Catunda

Name:
Rodrigo Catunda

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: December 8, 2023
ARCO PLATFORM LIMITED
By:
/s/ Beatriz Amary Faccio

Name:
Beatriz Amary Faccio

Title:
Authorized Signatory

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: December 8, 2023
ARI DE SÁ CAVALCANTE NETO
/s/ Ari de Sá Cavalcante Neto

ASCN INVESTMENTS LTD.
By:
/s/ Ari de Sá Cavalcante Neto

Name:
Ari de Sá Cavalcante Neto

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: December 8, 2023
ARCHERY DF HOLDINGS, LP
By: DRAGONEER CF GP, LLC, its general partner
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER CF GP, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P.
By:
DRAGONEER GLOBAL GP II, LLC, its general partner

By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL GP II, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL GP II HOLDINGS, LP
By:
DRAGONEER GLOBAL GP II CC, LLC, its general partner

By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL GP II CC, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

CARDINAL DIG CC, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

MARC STAD
/s/ Marc Stad

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: December 8, 2023
OTO BRASIL DE SÁ CAVALCANTE
/s/ Oto Brasil de Sá Cavalcante

OSC INVESTMENTS LTD.
By:
/s/ Oto Brasil de Sá Cavalcante

Name:
Oto Brasil de Sá Cavalcante

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: December 8, 2023
GENERAL ATLANTIC, L.P.
By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP (BERMUDA) L.P.
By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.
By:
GAP (Bermuda) L.P., its general partner

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.
By:
GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:
GAP (BERMUDA) L.P., its general partner

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.
By:
GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:
GAP (BERMUDA), L.P.

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA) LLC
By:
GAP (BERMUDA) L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC (LUX) S.À R.L.
By:
/s/ Ingrid van der Hoorn

Name:
Ingrid van der Hoorn

Title:
Managing A

By:
/s/ Bill Blackwell

Name:
Bill Blackwell

Title:
Managing B

GAP COINVESTMENTS III, LLC
By:
GENERAL ATLANTIC, L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP COINVESTMENTS IV, LLC
By:
GENERAL ATLANTIC, L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP COINVESTMENTS V, LLC
By:
GENERAL ATLANTIC, L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP COINVESTMENTS CDA, L.P.
By:
GENERAL ATLANTIC, L.P., its general partner

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC GENPAR (LUX) SCSp
By:
GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:
/s/ Ingrid van der Hoorn

Name:
Ingrid van der Hoorn

Title:
Managing A

By:
/s/ Bill Blackwell

Name:
Bill Blackwell

Title:
Managing B

GENERAL ATLANTIC PARTNERS (LUX), SCSp
By:
GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:
GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:
/s/ Ingrid van der Hoorn

Name:
Ingrid van der Hoorn

Title:
Managing A

By:
/s/ Bill Blackwell

Name:
Bill Blackwell

Title:
Managing B

GENERAL ATLANTIC ARCO (BERMUDA) 2, L.P.
By:
GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:
GAP (BERMUDA) L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GA IS HOLDING, L.P.
By:
GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:
GAP (BERMUDA) L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director